Dechert LLP

1900 K Street, NW

Washington, DC 20006-1110

www.dechert.com

October 8, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Partners Group (USA), Inc. and Partners Group Lending Fund, LLC (the “Applicants”); File No. 803-00286

Ladies and Gentlemen:

We are writing on behalf of the Applicants to respectfully request the partial withdrawal of the Applicants’ application (as discussed below), originally filed with the Securities and Exchange Commission on September 2, 2025 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the Investment Company Act, to permit the Applicants to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees, as described more fully in the application (the “Application”).

The Applicants respectfully request that the Application be withdrawn only with respect to the Investment Advisers Act of 1940 (File No. 803-00286) and that the Securities and Exchange Commission take no withdrawal action with respect to the Investment Company Act (File No. 812-15887).

If you have any questions or need further information, please contact me at (202) 261-3345 or Darius.Ravangard@dechert.com, or, in my absence, Harry Pangas at (202) 261-3466 or Harry.Pangas@dechert.com.

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Sincerely,

/s/ Darius I. Ravangard
Darius I. Ravangard